UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For November 2015

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On November 25, 2015, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) received a letter from The Nasdaq Stock Market ("NASDAQ") notifying it of its failure to maintain a minimum closing bid price of $1.00 over the then preceding 30 consecutive trading days for its ordinary shares as required by NASDAQ Listing Rule 5550(a)(2) (the "Bid Price Rule").

According to the letter from NASDAQ, the Company has been given a grace period of 180 calendar days, starting November 25, 2015, to regain compliance with the Bid Price Rule. The Company can regain compliance if, at any time before the grace period ends, the bid price of its ordinary shares closes at or above $1.00 per share for a minimum of ten consecutive business days. If the Company cannot demonstrate compliance by the end of the grace period, NASDAQ will notify the Company that its ordinary shares is subject to delisting. The Company may then be eligible for an additional 180 day grace period if it meets the NASDAQ’s initial listing standards with the exception of the minimum bid price requirement.

The Company issued a press release on December 1, 2015, disclosing the receipt of the NASDAQ letter. A copy of the press release is attached as exhibit 99.1 and incorporated herein by reference.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1 Press Release dated December 1, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By: /s/ Zengyong Wang

Name: Zengyong Wang

Title: Chairman, Chief Executive Officer

Dated: December 1, 2015